McLane Accounting & Tax Service, Inc
519 Bench St., PO Box 45
Taylors Falls, MN 55084
651-465-4832
651-465-6403 (fax)

Independent Accountant's Review Report

To Management and Board of Directors
Green Olive Collective, Inc
St Paul, MN

We have reviewed the accompanying balance sheet of Green Olive Collective, Inc. as of December 31, 2017 and 2018, and the related statements of income, retained earnings, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements of Standards for Accounting and Review Services issued be the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United State of America.

Patricia Radich, CPA

Patricia A Radich CPA
Taylors Falls, MN
August 6, 2019

GREEN OLIVE COLLECTIVE, INC.

Unaudited Financial Statements for the Years Ended December 31, 2017 and 2018

August 6, 2019

GREEN OLIVE COLLECTIVE, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2018 AND 2017

ASSETS

		2018	2017
CURRENT ASSETS			
CASH			
	CHECKING AND PAYPAL ACCOUNTS	12,802.07	29,751.89
	SAVINGS-RESERVE ACCOUNT	51,990.33	22,890.33
		-	-
	TOTAL CASH	64,792.40	52,642.22
ACCOUNTS RECIEVABLE			
INVENTORY		-	-
PREPAID EXPENSES		-	-
FIXED ASSETS			
	BUILDING & IMPROVEMENTS	-	-
	EQUIPMENT	-	-
	FURNITURE, FIXTURES & COMPUTERS	-	-
	LESS: ACCUMULATED DEPREC & AMORTIZATION	-	-
	TOTAL FIXED ASSETS	-	-
OTHER ASSETS		-	-
	TOTAL ASSETS	64,792.40	52,642.22

LIABILITES AND EQUITY

CURRENT LIABILITIES			
	ACCOUNTS PAYABLE	-	-
		-	-
		-	-
	TOTAL CURRENT LIABILITIES	-	-
	LONG TERM LIABILITIES	-	-
	TOTAL LIABILITES	-	-
EQUITY			
	ADDITIONAL PAID IN CAPITAL	3,475.00	3,475.00
	COMMON STOCK-CLASS A (VOTING)	1,485.00	1,485.00
	COMMON STOCK-CLASS B (NON-VOTING)	33,990.00	33,990.00
	RETAINED EARNINGS	9,526.22	(13,808.44)
	NET INCOME	16,316.18	27,500.66
	TOTAL EQUITY	64,792.40	52,642.22
	TOTAL LIABILITIES AND EQUITY	64,792.40	52,642.22

Unaudited Statement - See accompanying notes

GREEN OLIVE COLLECTIVE, INC.
INCOME STATEMENT
AS OF DECEMBER 31, 2018 AND 2017

	2018	2017
Income		
Tours - Israel -Palestine/Jordan	656,999.44	505,876.34
Sales of Product Income	3,126.03	5,776.73
Discount, Refunds & Allowances	(1,510.00)	(3,470.00)
Total Income	$ 658,615.47	$ 508,183.07
Cost of Goods Sold		
Subcontractors - Tours Guides	580,017.37	411,232.06
Accommodation Costs-Home stays	2,342.53	1,670.00
Total Cost of Goods Sold	$ 582,359.90	$ 412,902.06
Gross Profit	$ 76,255.57	$ 95,281.01
Expenses		
Advertising & Promotional		
Advertising - contractor		1,200.00
Online Advertising	18,688.26	16,647.09
Print Advertising	449.35	630.80
Total Advertising & Promotion	$ 19,137.61	$ 18,477.89
Bank Charges	1,542.95	3,517.97
Credit card & PayPal processing fees	17,577.83	15,852.81
Commissions & fees	301.22	3,000.00
Charitable Donations	40.00	0.00
Dues & Subscriptions	0.00	121.96
Interest Expense	43.71	25.20
Legal & Professional Fees	940.21	1,091.88
Business Meetings & staff Meals	920.88	4,396.09
Office Expenses	2,214.33	904.33
Online Services	2,821.78	3,233.83
Rent or Lease	2,630.25	0.00
Repair & Maintenance	2,961.33	20.67
Supplies	859.17	1,682.69
Taxes & Licenses	624.65	0.00
Telephone	799.29	864.58
Travel	6,521.18	14,590.45
Total Expenses	$ 59,936.39	$ 67,780.35
Net Operating Income	$ 16,319.18	$ 27,500.66
Net Income	$ 16,319.18	$ 27,500.66

Unaudited Statement - See accompanying notes

GREEN OLIVE COLLECTIVE, INC.
STATEMENT OF CASH FLOWS
AS OF DECEMBER 31, 2018 AND 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
NET INCOME	16,316.18	27,500.66
CHANGE IN PREPAID EXPENSES	-	-
CHANGE IN INTEREST PAYABLE	-	-
CHANGE IN INVENTORY	-	-
CHANGE IN SALES TAX PAYABLE	-	-
NET CASH FLOW FROM OPERATING ACTIVITIES	16,316.18	27,500.66
CASH FLOWS - ASSETS & INVESTMENT ACTIVITIES:		
INVESTMENTS-BUILDING & IMPROVEMENTS	-	-
INVESTMENT - EQUIPMENT	-	-
INVESTMENTS-FURNITURE, FIXTURES & COMPUTERS	-	-
DEPRECIATION AND AMORTIZATION	-	-
NET CASH FLOW FROM INVESTING ACTIVITIES	-	-
	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
CHANGE IN RETAINED EARNINGS-FEDERAL INCOME TAX PAYM	(4,166.00)	-
NET INCREASE (DECREASE) IN CASH	12,150.18	27,500.66
CASH AT BEGINNING OF YEAR	52,642.22	32,141.56
CASH AT END OF YEAR	64,792.40	59,642.22

Unaudited Statement - See accompanying notes

GREEN OLIVE COLLECTIVE, INC.
STATEMENT OF CHANGES IN EQUITY
AS OF DECEMBER 31, 2018 and 2017

	Share capital	Additional Paid-In Capital	Retained earnings	Revaluation Surplus	Total equity
Balance December 31, 2016	35,475.00	3,475.00	(13,808.44)		25,141.56
Changes in accounting policy					0.00
Restated balance	35,475.00	3,475.00	(13,808.44)	0.00	25,141.56
Changes in equity for the year 2017					
Issue of share-Common Stock Class A					0.00
Issue of share-Common Stock Class B					0.00
Dividends					0.00
Income for the year			27,500.66		27,500.66
Revaluation gain					0.00
Other Gains & Losses					0.00
Balance December 31,2017	35,475.00	3,475.00	13,692.22	0.00	52,642.22
Changes in equity for 2018					
Issue of share-Common Stock Class A					0.00
Issue of share-Common Stock Class B					0.00
Dividends					0.00
Income for the year			16,316.18		16,316.18
Revaluation gain					0.00
Other Gains & Losses					0.00
*Federal Income Tax Payment			(4,166.00)		(4,166.00)
Balance December 31, 2018	35,475.00	3,475.00	25,842.40	0.00	64,792.40

GREEN OLIVE COLLECTIVE, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

NOTE 1.   ORGANIZTION AND NATURE OF BUSINESS

Green Olive Collective, Inc. ("the Company") is a corporation under the laws of the State of Delaware and operates from Minnesota. The Company derives revenue from and through organizing tours to Israel, Palestine and Jordan and caters to people of many cultures and countries around the world. The Company has had continued success and growth since it opening in 2012.

The Company will conduct an equity crowdfund offering during the fourth quarter of 2019 for the purpose of raising operating capital in an effort to further expand it's tours around the world.   The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates an assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and any highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables

The Company, being cash based, customers and clients pay upon making their reservations for their selected tours. Therefore, the Company does not have nor recognize any accounts receivable at this time. If at some time in the future there is an opportunity the add other products or services in order insure continued growth of business, there could be a change in accounting method to accommodate these changes.

Inventory

Due to the nature of the business, the Company has no physical inventory. Therefore, it is not necessary to carry any allowances for spoilage nor the need for recognition or to hold in reserve any losses of such on the financial statements.

Property and Equipment

The Company capitalizes long-lived assets with an original purchases price of $1000. or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life, less a nominal amount for estimated salvage value. However, the Company has no assets that meet the above criteria at this time.

Goodwill

The Company was a startup company in 2012 with no additional acquisitions to date. Therefore, the Company has no goodwill to recognize and no requirement for periodic testing for impairment losses under GAAP.

Extraordinary Items-Revenue

The Company hasn't any nor has had any "extraordinary items" to be or that were reported under GAAP. Therefore, an adoption of FASB ASU 2105-01 - superfluous.

Cost of Sales

Costs of Sales includes Subcontracted Tour Guides and In Home Stays directly related to the cost of providing tours purchased by the Company's customers.

Advertising Costs

The Company expenses direct advertising costs as incurred. All advertising 96 to 98% of all advertising is done through difference online avenues.

NOTE 3.   LEASES

The Company has no leases of buildings or equipment. And no obligations that would meet the criteria for "capital lease" under GAAP associated with buildings or equipment. Hence, no liabilities to recognize.

NOTE 4.   INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States and the State of Minnesota. The Company recorded a net operating losses for year ends 2014 and 2015, losses were carried back to 2013 and forward to 2015 and 2016. There are no remaining unused loss carry forwards. Net operating income in 2017 was $27,500.66 and 2018 net operating income was $16,319.18. The Company's 2017 federal income tax filing will be subject to review by the Internal Revenue Service until 2021. The Company's 2018 federal income tax filing will be subject to inspection by the Internal Revenue Service until 2022.

NOTE 5.   EQUITY BASED COMPENSATION

The Company has no employees as all of the tours take place in another country. Therefore, no options or equity based compensation plan is necessary. Much of the work is done and tours given by a related company in Israel from which the owner also draws a salary. The remaining work is contracted out to other approved local and established companies in that area where the tour is given.

NOTE 6.   NOTES PAYABLE

The Company has no payable obligations. No current or Long-Term debt.

NOTE 7.   EQUITY AND STOCKS

The Company has Additional Paid In Capital of $ 3475.00 from startup in 2012. Shares of Common Stock-Class A (Voting chares) issued total $1485.00 and Common Stock-Class B (Non-voting shares) total $ 33990.00.

NOTE 8.   CONCENTRATIONS OR RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.